Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of Caesars Acquisition Company of our report dated February 26, 2016, relating to the combined and consolidated financial statements of Caesars Growth Partners, LLC (“CGP LLC”) (which report expressed an unqualified opinion and included explanatory paragraphs relating to (1) CGP LLC being a defendant in litigation related to certain transactions with related parties and (2) the recast of the financial statements of CGP LLC for the results of acquisition of entities under common control in May 2014) appearing in the Annual Report on Form 10-K of Caesars Acquisition Company for the period ended December 31, 2015, and to the reference to us under the heading “Experts” in the Preliminary Prospectus, which is part of such Registration Statement.

/s/ Deloitte & Touche LLP

Las Vegas, Nevada

October 7, 2016